UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Simpson Manufacturing Co., Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-13429	94-3196943
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

5956 W. Las Positas Boulevard, Pleasanton, CA 94588

 (Address of principal executive offices) (Zip code)

 Brian J. Magstadt, (925) 560-9000
 (Name and telephone number, including area code, of the person to contact in connection with this report)
________________________________________________________________________________________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period January 1 to December 31, 2016

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Disclosure of Simpson Manufacturing Co., Inc. (the "Company") is publicly available at www.simpsonmfg.com.

Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended, requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 (the “Designated Minerals”) are necessary to the functionality or production of those products. The Designated Minerals include cassiterite, columbite-tantalite, gold, wolframite, and their derivative metals, which are limited to tantalum, tin and tungsten. Rule 13p-1 designates the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia as the covered countries (the “Covered Countries”).

The Company is organized into three operating segments: North America, Europe, and Asia/Pacific.

•	The North America segment includes operations primarily in the United States and Canada.

•	The Europe segment includes operations primarily in France, the United Kingdom, Germany, Denmark, Switzerland, Portugal, Poland, Austria, Netherlands and Czech Republic.

•	The Asia/Pacific segment includes operations primarily in China, Hong Kong, Taiwan, Australia, New Zealand, South Africa and the Middle East.

These operating segments are similar in several ways, including similarities in the products manufactured and distributed, the types of materials used, and the production processes. The Company designs, engineers and is a leading manufacturer of wood construction products, including connectors, truss plates, fastening systems, fasteners and pre-fabricated shearwalls, and concrete construction products used for concrete, masonry and steel, including adhesives, chemicals, mechanical anchors, carbide drill bits, powder actuated tools and fiber reinforcing materials. The Company markets its products to the residential construction, light industrial and commercial construction, remodeling and do-it-yourself (“DIY”) markets.

The Company, principally through its wholly-owned subsidiary, Simpson Strong-Tie Company Inc., manufactures, or contracts to manufacture, products for which the Designated Minerals are necessary to the functionality or production of those products. The Company does not source Designated Minerals directly from any smelters or refineries, but rather receives Designated Minerals for its applicable products through intermediaries, and Designated Minerals are only necessary to the functionality or production of a small number of the Company’s several thousand products. The Company has conducted, in good faith, a reasonable country of origin inquiry regarding the Designated Minerals. The Company’s inquiry was reasonably designed to determine whether any of the Designated Minerals originated in the Covered Countries and whether any of the Designated Minerals may be from recycled or scrap sources, taking into consideration the OECD due diligence guidance framework regarding preliminary reviews. The Company's inquiry included internal inquiries of the Company's personnel who would know the elemental or chemical composition of the Company's products to determine if the Designated Minerals were necessary for the products' functionality or production and identified the use of the Designated Minerals; the Company then traced each use of a Designated Mineral to a specific supplier. All suppliers of Designated Minerals were contacted. The Company required all suppliers of Designated Minerals to certify the source of the Designated Minerals that were in the Company’s supply chain during the year ended December 31, 2016. The Company obtained all such certifications. Based on the above-described inquiry, the Company determined that it has no reason to believe that the Designated Minerals necessary for the functionality or production of the Company’s products may have originated in the Covered Countries.

Item 1.02 Exhibit
Not Applicable.

Section 2 - Exhibits

Item 2.01 Exhibits
Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc.
(Registrant)

Date:	May 16, 2017	By	/s/ Brian J. Magstadt
Brian J. Magstadt
Chief Financial Officer

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